UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 18th, 2026

DATE, TIME, AND PLACE: August 18th, 2026, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.85% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

LEGAL PRESENCE: Pursuant to CVM Resolution No. 81/22, the Company’s Officer Mr. Leonardo Augusto de Andrade Barbosa.

BOARD: Mrs. Carolina Trindade, as President; and Mr. Rafael Tridico Faria, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of July 17, 18 and 21, 2026.

AGENDA: (a) To FIXATE the number of members that will compose the Board of Directors of the Company; (b) To ELECT two (2) new members to compose the Board of Directors of Santander Brasil; and (c) Due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely known by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on July 16, 2026; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidated Voting Map disclosed to market on August 17, 2026, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders'

appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the shareholders legally prevented from voting:

(i)         TO FIX by majority, with 3,649,575,723 favorable votes, 18,193 against votes and 25,033 abstentions, the number of thirteen (13) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2027.

(ii)        TO ELECT, by majority, with 3,649,073,270 favorable votes, 52,641 against votes and 493,038 abstentions, as members of the Company's Board of Directors, for a supplementary term of office that will be in force until the investiture of those elected at the Company's 2027 Ordinary General Meeting, Messrs. (a) Daniel Barriuso Rojo, Spanish, married, computer engineer, holder of Spanish passport No. PAN468531, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1st Floor, 28660, Boadilla del Monte, Madrid, Spain; and (b) Gilson Finkelsztain, Brazilian, married, engineer, holder of Brazilian Identity Card (RG) No. 7.055.797-0, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 012.032.457-18, with business address at Avenida Presidente Juscelino Kubitschek, 2041 – Suite 281, Block A, Cond. W Torre JK, Vila Nova Conceição, ZIP Code 04543-011, São Paulo, State of São Paulo, Brazil.

It is recorded in the minutes that, according to the statements presented and filed with the Company, the Board members hereby elected, (i) are not involved in any crime that prevents them from carrying out commercial activities, especially those mentioned in paragraphs 1 and 2 of Article 147 of Law 6,404/76; (ii) meet the requirements set forth in Resolution No. 4,970, of November 25, 2021, of the National Monetary Council; and (iii) will only take office in the position for which they have been elected after the authorization of their election by the Central Bank of Brazil and upon signing the representation provided for in Article 2 of Annex K of CVM Resolution 80, of 29 March 2022.

(iii)      Due to the resolution in the previous item, TO CONFIRM, by majority, with 3,649,533,998 favorable votes, 38,951 against votes and 46,000 abstentions, the composition of the Company's Board of Directors with a term of office in effect until the investiture of those elected by the 2027 Ordinary General Meeting, which, as a result of the elections hereby approved, shall be composed of the directors listed below, as soon as the election of Messrs. Daniel Barriuso Rojo and Gilson Finkelsztain, are approved by the Central Bank of Brazil and they take office in their respective positions:

Name	Position
Deborah Stern Vieitas	President (independent)
Javier Maldonado Trinchant	Vice-president
Antonio Carlos Quintella	Director (independent)
Cristiana Almeida Pipponzi	Director (independent)
Cristina San Jose Brosa	Director
Daniel Barriuso Rojo	Director

2

Deborah Patricia Wright	Director (independent)
Ede Ilson Viani	Director
Gilson Finkelsztain	Director
Márcio de Andrade Schettini	Director (independent)
Oscar Rodríguez Herrero	Director (independent)
Pedro Augusto de Melo	Director (independent)
Vanessa de Souza Lobato Barbosa	Director

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Carolina Trindade – President; Rafael Tridico Faria – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; JOSE CARLOS ALMEIDA SILVA; THIAGO VALENTIM PIXITORI CARDOSO; MATEUS HENRIQUE NERY DE SANTANA; JOSE ROBERTO RODRIGUES JUNIOR; EDERSON MENDES BATISTA; VIDALVO SILVINO DA COSTA FILHO; PAULO JOSE MULLER; MARILINE DA COSTA LUZ MAGNUS DE SOUZA; ELIVELTON CICHOSKI DA SILVA; GILBERTO CARLOS DOS SANTOS SILVA; JOSE MARCIO FERREIRA LIRIO; ANTONIO PAULO LIMA DE CARVALHO; CARLOS FONSECA AVILA; JOAO MERLO FILHO; JOSE VICENTE DUTRA; GUSTAVO DE ASSIS OLIVEIRA; MARCELO JOVANI D ALMARCO; DOUGLAS DE MOURA ESTEVAO; DIEGO VINICIUS DIAS OLIVEIRA; RODRIGO AUGUSTO GOMES DA SILVA; JOSE GUSTAVO ALVES DE OLIVEIRA; LUIZA OTILIA MUNIZ FARIAS; CARLOS EDUARDO ARAUJO DA FONSECA; ELOA SIQUEIRA DOS SANTOS; DIRCEU DOS SANTOS FILHO; PETERSON PARREIRAS DE ANDRADE; MICHEL CARNEIRO DE SOUZA; ALBERTO DA SILVA DIAS; ROBERTO SILVA DOS SANTOS; SAMUEL GONCALVES CUNHA; CAIO OLIVEIRA RAMOS; WELLINGTON DE LIMA ISHIBASHI; EDVANDRO AMANCIO DOS SANTOS; JOAO VITOR CARDOSO DA SILVA; JOSE APARECIDO DA SILVA; LUIZ FELIPE PEIXE MACEDO; ANDRE LUIZ DE REZENDE; FRANCISCO OLAVIO TEIXEIRA COUTINHO; JUNIOR FERNANDES DA SILVA; DEILSON PEREIRA BATISTA; ALTAMIR SANTOS FILHO; JAIR ROBERTO CARLESSO; ALEXANDRE JOSE MALACHIAS; LUIZ ROBERTO LISBOA; YURI BERNARDO GOMES FERNANDES; JEAN LUCCA DA SILVA LOPES; THIAGO REMEDIOS GONCALVES ROMEU; MURILO CARDOSO SILVESTRE; MANOEL ALVES DO COUTO; FABIO KENEDY ALMEIDA TRIGUEIRO; IGOR RAMOS DE OLIVEIRA; ROBERTO SANABRIA GONCALVES; IGOR RIBEIRO DE ALMEIDA; FERNANDO LEITE BUENO; ALOISIO ROBERTO MENDES; DANIEL ALVES DA SILVA; ANTONIO CARLOS DE LIMA; ALEXANDRE SCHWEC; ADILSON CARLOS BETTI; WALDEMAR FERNANDES SERRA; FELIPE BIZINOTO SOARES DE PADUA; CAIO SEIDY DE OLIVEIRA TANABE; EMERSON DE FREITAS; ROBERTO RODRIGUES CARDOSO; KIRK ANDERSON BASTOS VIANA; MATIAS DIAS FERREIRA DUARTE; JOAO RICARDO MACEDO MEDEIROS; SAMUEL CARRACCIOLI SANTOS; GIDEONI FERREIRA DA SILVA; CRISTIAN FRONZA; RICARDO TAMANINI; ANTONIO FRANCISCO DA SILVA FILHO; ALEXSANDRO DIAS BATISTA; THIAGO DE ARVELOS COSTA MANSO; TIBERIO RAMOS LEANDRO; JEFERSON RICARDO BRITO DA SILVA; AUDALIO JOSE DE FREITAS; CRISTHOPHER CASSIO MARTINS MEIRELES; ROGERIO DE ARAUJO TEIXEIRA; BERNARDO FALCAO MACIEL; TOMAS UTZIG; FABIO DE ALMEIDA JUSTINO; SANDRO CORDEIRO SAO MARCOS; WELINGTON SANTANA COELHO; MARIO AUGUSTO MENEGHEL RANDO; LUCIO MARCELO DE ANDRADE; HIAGO PEREIRA DE PAIVA; ROCINDES DE SOUZA BERRIEL; NILBERTO CRISTIANO NUNES DOS SANTOS; MARCELO RANGEL; DIOGO DE OLIVEIRA DIAS; GIULIANO DIAS ARAUJO VASCONCELOS; ADRIANO DAUN MONICI; JULIO CESAR DE

3

SOUZA; RICARDO CALIL; ALEXANDRE TORRES MACHADO; GILSON ALMEIDA DA SILVA; LUCAS ORLANDO CRESPO; CARLOS BUCK DE LIMA; EDELSON PEDRO CARDOSO; DIOGO PEDRO DE FRANCA SILVA; DEILOR FERRAZ DA COSTA; JEFFERSON PAZ DA SILVA; SILVIO JOSE FERREIRA; MAURILIO CONRADO; GUARACI DA COSTA; MARCOS AURELIO FERREIRA; THIAGO FERREIRA DE QUEIROZ; ARNALDO JOSE BARROS WANDERLEY; PAULO ROGERIO MENDES; FABIO FEITOZA DA SILVA; ITALLO SOUZA BRITO; CLAUDIO DE SOUZA MIRANDA; JOHN CHARLES GOMES GONDIM; ANDRE MASSAHIRO SHIMAOKA; FERNANDO SILVA SANTOS; MANOEL FERREIRA DA SILVA; REINALDO GRANEMANN DE MELLO; CLISTENES HENRIQUE DA SILVA; PAULO GLICIO DA ROCHA; RENATO DE O TEIXEIRA; EDILAN LEANDRO DA SILVA; LUIZ FERNANDO DA SILVA FRANCO; PEDRO CARLOS COSENTINO; ADRIANO TAKIUTI; GEORGE ALBERTO DE PAULA FERNANDES; FABRICIO MARCOS KLOCK; PAULO ALBERTO MACEDO PINTO; ANDERSON COSTA MOTA; RAFAEL NERI SILVA; THALES BRANDAO FEITOSA DE SOUSA; GELDARTES WILSON JUNIOR; ALEXANDRE DIAS DOS SANTOS; RODRIGUE APARECIDO DA SILVA; ADRIANO JOSE CAMPOS; RICARDO ORNAGUI DE OLIVEIRA; ANDRE BEZERRA CAVALCANTE; LUCIANO MICHAEL DE SOUZA; DAVID DE FREITAS LOPES; ANTONIO CARLOS MARQUES DA COSTA; FELIPE GRAVENA DIAS; MARCELLO WILLER FIGUEIRA DEUCHER; EDILBERTO DA SILVA RIBEIRO; YURI RODRIGUES ALVES BERNARDES; ELIZANGELA DIAS SANTOS; CELSO RICARDO ROMERA CARDOSO; LEONARDO SCOFONI ROSSIGNATTI; ALLISON OLIVEIRA GUEDES; VITOR AUGUSTO SILVA DE OLIVEIRA; ROMULO QUINTELA DE ASSIS; ELIAS VIEIRA VAZ; ALMIR ALCUCIO GOUVEA; WILLIAM SATOSHI UNO; ROBSON DOMINGUES PINTO; ANDRE FREIRE DE MELO MINAS; CLEBER ANDREY BOLFE; VINICIUS DE OLIVEIRA DIAS; JOSEANA DA SILVA CRUZ; FERNANDO MANUEL DA CUNHA MELO SILVA RANGEL; LUEDNA DIAS SANTOS; ELAINE RODRIGUEZ DE SOUZA; EDUARDO LANDUCCI DELBONI; LUIZ PERBONI; LEVIR ITSURU OGUSUKO; CARLOS EDUARDO VIEIRA LIMA; MATHEUS MARTINS SARRUGE; CARLA CRISTINA DE OLIVEIRA; GUILHERME AUGUSTO CONTI; GUSTAVO HENRIQUE MODENEIS SANTOS; EDILSON SILVA DOS SANTOS; JOAQUIM CARLOS DE ALMEIDA OLIVEIRA E CRUZ; DANIEL LUCAS RODRIGUES DA SILVA; PAULO HENRIQUE CAMELO AMORIM; SEBASTIAO MACHADO GOMES; DANIEL DE OLIVEIRA SILVA; EVERTON HERMES SOUZA ALVES; PABLO VINICIUS AGUILAR VELOSO; GILBERTO DA SILVA LUCENA; GELSON DA SILVA PIRES; JULIO CESAR YOSHIMINE; SILVIA REGINA MALFATTI; WESLEY DINIZ; EDUARDO FERRAREZI; THIAGO LUIZ MEZENGA; ALESSANDRO NICOLAU TORRES; JORGE KUINSLER; ROBERT FUERST; LEVI LOPES DOS SANTOS; JOSIVALDO JOSE DOS ANJOS; RENATO PEREIRA DOS SANTOS WERNECK; EDMEA ANDRADE DE AZEVEDO OLIVEIRA; LUIZ PASSALACQUA; EDUARDO JOSE DA COSTA BATISTA; LINDOMAR SALU ARAUJO; ELDER SANTOS NAZARETH; MARLON FERNANDO ALVES ZATSKO; SIDNEI DA SILVA BARROS; CONRADO FERNANDES BARROS; MARCUS VINICIUS PERETTI DE ARAUJO; DANILO DIONE MAGALHAES DA SILVA; MARCELO KLEIN; JOSE RIBEIRO DOS SANTOS JUNIOR; MAYCON DOS SANTOS RODRIGUES; ANTONIO DENILSON OLIVEIRA BRITO; WILSON ALVES DE SOUZA; FERNANDO PRADA; RAMON AMORIM DOS SANTOS; CARLOS JOSE RIBEIRO DOS SANTOS; FRANCISCO SANTOS SABBADINI; BERNARDO DIAS CECHELLA; DOMICIO TRAVASSOS DE CAMPOS; RICARDO MARTINS BARBOSA; AERTON BARBOSA NEVES; DIEGO SOUZA DE CARVALHO; RICARDO LALUCI ALVES CAMARGO; DUDA PEREIRA DE MORAES; JEFERSON SALUSTIANO DA COSTA SILVA; FERNANDA SANTOS DA SILVA; EMANUEL TOBIAS VIEIRA DOS SANTOS; PAULO ROBERTO KROBATH; MARCELO CAVALCANTI BASTOS; FERNANDO LEMES DA SILVA; MOISES BARCELOS GUERRA PINTO; WALLACE CLEBER MARTINS COSTA JUNIOR; FERNANDA RISHTER LOURENCO ABOU RIZK; JOSUE DE JESUS SILVA; RAFAEL VIANNA BARBOSA; ADRIANO MEDEIROS FERREIRA; EDICLECIO NASCIMENTO SANTOS; MIGUEL EDUARDO DOS SANTOS MARQUES DA SILVA; RODRIGO DE SOUZA MELO; MATHEUS ROCHA DE SEIXAS NOGUEIRA; ANDERSON GEAN BARBOSA SOUSA; JOSE DO EGITO BATISTA DO

4

NASCIMENTO; FABIO CARLOS DOS SANTOS TORRES; FRANCISCO ALEXANDRE NETO; ELIVALDO MARIANO DA SILVA; JOAO ATAIDE RODRIGUES DE ARAUJO; JEFFERSON DE SOUZA MIRANDA; LUIZ CARLOS SANTOS DE BARROS; SERGIO HIROMITI FUKUDA; OSVALDO MENESES DOS SANTOS; ALISSON CABRAL DE SOUZA; MOISES DOS SANTOS MELO; JULIANO VENTURA FERREIRA; DRAYTON MELO DOS SANTOS; MELQUIADES JOSE MOURA; MARCOS ALEXANDRE MESQUITA CORREIA; ELINALDO VIEIRA DOS SANTOS; RAFAEL ECKE TAVARES BUSANELLO; EDILSON CLEMENTE DA SILVA FILHO; MARCELO SILVA FERNANDES JUNIOR; YGOR RODRIGUES DA SILVA; JOAO PEDRO RIBEIRO DA SILVA; PABLO MARANHAO CASUSA; TONIMAR ALEXANDRE DOS SANTOS; DOUGLAS DA SILVA GENTIL; MURILLO NEGREIROS ROMERO; RENATO MATRICARDI; VALTER JUNIOR FERREIRA DA SILVA; CARLOS ALBERTO SOUZA SANTOS; ANTONIO SALINAS NAVARRO; ALESSANDRO DOS SANTOS MAIA; JOSE ALENCAR COSTA SOUSA; THOMAS MAGNO DE JESUS SILVEIRA; RAFAEL JULIANO PICCININI; ARTHUR DANTAS DE ARAUJO LUZ; ROBERTA MARTINS DEQUI; LEANDRO BORGES PINTO; JOSIEL DA CRUZ MACHADO; JOAO CARLOS DA SILVA JORGE; MIKAEL SILVEIRA MUNITOR; MARCELINO HERMES BARROSO; KAUA ALVARO SILVA TEIXEIRA; ANDRE DA SILVA CAVALCANTE; ALBERTO VIEIRA DA SILVA JUNIOR; ALEXANDRE FERREIRA; ALUIZIO JOSE BASTOS BARBOSA; ANTONIO ELDI DE SA JUNIOR; MARCELO SIMOES DOS SANTOS; MALCO HENRIQUE DA SILVA; LUIZ CLAUDIO DA SILVA GUSMAO; LUIS ROBERTO PAULIN QUATTRUCCI; IGARO TEIXEIRA FERREIRA; JOSE GONCALVES DE ALMEIDA FILHO; MATEUS PABLO CAMPELO DOS SANTOS; EDNILSON PEREIRA SOARES; RIQUELME FERNANDES MENDES; LUIZ PAULO DE CASTILHO; EDSON DOS SANTOS VASCONCELOS; NELSON SHOJI SHISHITO; ESDRAS LEVI GOMES NUNES; ARROWSTREET (DELAWARE) L/S FUND L.P.; IANNES VELASQUES KERN DE QUEIROS; MARCOS VINICIUS LIMA DOS SANTOS; AILTON APARECIDO MATTOS DA SILVA; JUNIOR NUNES DEODATO; MAURICIO VESELICH BARROS; GUSTAVO SANTOS OLIVEIRA ABBAS; HUMBERTO TADASHI TSUBAMOTO; MARCUS AURELIO TEIXEIRA ROSA; REASSURE LIMITED; HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND; CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO; HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS FUND; PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ARROWSTREET CAPITAL COPLEY FUND LIMITED; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET INTERNATIONAL EQUITY WORLD EX U.S. ALP; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; AMUNDI ETF ICAV - AMUNDI FTSE ALL WORLD GDP - WEIGHTED UCITS; EDUARDO JOSE LEON GUERRA; JULIANO DE BARCELLOS; HUGO RODRIGUES DE AQUINO; NATHALIA CINTHIA BISPO; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; BLACKROCK INSTITUTIONAL POOLED FUNDS PLC; INVESTERINGSFORENINGEN BANKINVEST, EMERGING MARKETS AKTIER K; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; CONSTRUCTION BUILDING UNIONS SUPER FUND; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; VANGUARD EMERGING MARKETS STOCK INDEX FUND;

5

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; FACTORY MUTUAL INSURANCE COMPANY; INVESTERINGSFORENINGEN BANKINVEST - EMERGING MARKETS AKTIER; STOREBRAND SICAV; VANGUARD EMERGING MARKETS EX-CHINA ETF; VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND; CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL INTERNATIONAL FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; ARROWSTREET GLOBAL EQUITY FUND; NEW WORLD FUND, INC.; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; RODRIGO MERINI; PRISCILA DA SILVA NASCIMENTO; MANAGED PENSION FUNDS LIMITED; BLACKROCK GLOBAL FUNDS; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; THE EMERGING M.S. OF THE DFA I.T.CO.; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; AMERICAN FUNDS INS SERIES NEW WORLD FUND; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; CITY OF BALTIMORE EM RETIREMENT SYSTEM; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; DIMENSIONAL EMERGING MKTS VALUE FUND; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; UTAH STATE RETIREMENT SYSTEMS; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; NORTH DAKOTA STATE INVESTMENTBOARD; ISHARES II PUBLIC LIMITED COMPANY; SPDR SP EMERGING MARKETS ETF; CANADA PENSION PLAN INVESTMENT BOARD; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; PICTET GLOBAL SELECTION FUND - G G M FUND; SCHWAB EMERGING MARKETS EQUITY ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; AUSTRALIAN RETIREMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; SPDR SP EMERGING MARKETS DIVIDEND ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; ISHARES V PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ARROWSTREET US GROUP TRUST; ISHARES EMERGING MARKETS DIVIDEND ETF; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; STATE STREET IRELAND UNIT TRUST; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); CC&L Q MARKET NEUTRAL FUND; SPDR SP EMERGING MARKETS FUND; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL GENERAL U. ETF P. LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; ARROWSTREET COLLECTIVE INVESTMENT TRUST; THE BOARD OF THE PENSION PROTECTION FUND; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; CC&L U.S. Q MARKET NEUTRAL ONSHORE FUND II; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; NORTHERN LIGHTS FUND TRUST IV - MOERUS WORLDWIDE VALUE FUND; LEGAL & GENERAL ICAV; CC&L Q EMERGING MARKETS EQUITY FUND LP; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; LEGAL GENERAL

6

SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MERCER EMERGING MARKETS SHARES FUND; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; MERCER UCITS COMMON CONTRACTUAL FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; CC&L Q EMERGING MARKETS EQUITY FUND; CPPIB MAP CAYMAN SPC; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; PICTET - EMERGING MARKETS MULTI ASSET; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR; NEPC INVESTMENT LLC; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; ARROWSTREET CAPITAL COPLEY FUND LIMITED; MBB PUBLIC MARKETS I LLC; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; CAMBRIA GLOBAL VALUE ETF; ARROWSTREET (DELAWARE) L/S FUND L.P.; ARROWSTREET CLARENDON TRUST FUND; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; INVESCO BCPL BADGER FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; ARROWSTREET CAPITAL EXETER FUND LIMITED; CC&L Q INTERNATIONAL EQUITY FUND LP; PICTET EMERGING MARKETS RISING ECONOMIES ETF; CUSTODY BANK OF JAPAN, LTD. SMTB GLOBAL FINANCIAL; AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; ANTONIO FRANCISCO PAIVA; MAURI CARLO DOMINGUES; RODRIGO DA SILVEIRA PIVA; GUSTAVO DE SOUZA CARDOSO; e BRENO DA MATA DE LUCENA – by remote voting ballot; ITAU ACOES DIVIDENDOS FI; ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R; ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC; ITAU EXCELENCIA SOCIAL ACOES FUNDO DE INVESTIMENTO SUSTENTAV; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO; IT NOW IFNC FUNDO DE INDICE; IT NOW ISE FUNDO DE INDICE; ARROWSTREET US GROUP TRUST; ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES; ITAU IBRX ATIVO MASTER FIA; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; IT NOW IBOVESPA FUNDO DE ÍNDICE; ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND; e IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE - RESPONSABILIDADE LIM, represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General

7

Meeting Book of the Company.

São Paulo, August 18th, 2026

Rafael Tridico Faria

Secretary

8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 18, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer